CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Registration Statement on Form SB-2 of The Studio Zone, Inc. of our report dated March 7, 2006, on our audit of the balance sheets of The Studio Zone, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended.

Our report, dated March 7, 2006, contains an explanatory paragraph that states that The Studio Zone, Inc. has experienced losses and has an accumulated deficit at December 31, 2005. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PETERSON SULLIVAN PLLC

June 7, 2006
Seattle, Washington